U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

[x]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the period ended: Julyl 31, 2003

or

[  ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________ to _________________________

Commission file number 0-15490

QUARTZ MOUNTAIN RESOURCES LTD.

(formerly Quartz Mountain Gold Corp.)

(Name of small business issuer specified in its charter)

British Columbia, Canada

None

(State or other jurisdiction of

(I.R.S. Employer

 incorporation or organization)

Identification No.)

1020 - 800 West Pender Street, Vancouver, BC

V6C 2V6

(Address of principal executive offices)

(Zip code)

Issuer’s telephone number

(604) 684-6365

______________________________________________________________________________________________

(Former address, if changed from last report)

_______________________________________________________________________________________________

QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

(Stated in United States dollars)

JULY 31, 2003

AUDITORS' REPORT

To the Shareholders of

Quartz Mountain Resources Ltd.

We have audited the consolidated balance sheets of Quartz Mountain Resources Ltd. as at July 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"Davidson & Company"

Vancouver, Canada	Chartered Accountants

December 2, 2003

QUARTZ MOUNTAIN RESOURCES LTD.

Consolidated Balance Sheets

(Stated in United States dollars)

As at July 31

	2003	2002

Assets

Current assets
Cash and cash equivalents	$ 490,353	$ 474,187
Receivable	8,741	7,096
Total current assets	499,094	481,283

Mineral property interests (note 3)	21,001	1,271

	$ 520,095	$ 482,554

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$ 28,542	$ 83,193

Shareholders' equity
Share capital (note 4)
Authorized
60,000,000 common shares of no par value
Issued and fully paid
9,643,315 common shares (2002 - 8,597,204)	20,366,625	20,299,896
Contributed surplus (Note 4)	9,492	--
Deficit	(19,884,564)	(19,900,535)
	491,553	399,361

	$ 520,095	$ 482,554

Continuing operations (note 1)

Subsequent event (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

APPROVED BY THE BOARD

"David S. Jennings"

"Shannon M. Ross"

QUARTZ MOUNTAIN RESOURCES LTD.

Consolidated Statements of Operations and Deficit

(Stated in United States dollars)

Year ended July 31

	2003	2002

Expenses (Income)
Administrative expenses	$ 10,434	$ 11,155
Regulatory and transfer agent	17,023	8,076
Professional fees	7,550	5,769
Land maintenance fees	--	6,700
Foreign exchange (gain)	(40,487)	9,258
Gain on sale of mineral property interest (Note 3)	--	(195,505)
Write-off of mineral property interest (Note 3)	1,271	--
	(4,209)	(154,547)

Other items
Interest and other income	11,762	2,354
Gain on disposal of investment in shares (Note 3)	--	302,942
	11,762	305,296

Income for the year	15,971	459,843

Deficit, beginning of year	(19,900,535)	(20,360,378)

Deficit, end of year	$ (19,884,564)	$ (19,900,535)

Basic and diluted earnings per common share	$ --	$ 0.05

Weighted average number of common shares outstanding, basic and diluted	9,117,231	8,584,807

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in United States dollars)

Year ended July 31

	2003	2002

Cash flows from operating activities
Income for the year	$ 15,971	$ 459,843
Items not affecting working capital
Gain on disposal of investment in shares	--	(302,942)
Gain on sale of mineral property interest	--	(195,505)
Write-off of mineral property interests	1,271	--
Changes in non-cash working capital items
(Increase) decrease in receivable	(1,645)	569
Increase (decrease) in accounts payable and accrued liabilities	(54,651)	2,982
Net cash used in operating activities	(39,054)	(35,053)

Cash flows from Investing activities
Mineral property interests	(14,432)	--
Cash received on disposal of marketable securities	--	513,862
Cash received on sale of mineral property interests	--	100,000
Cash paid for investment in marketable securities	--	(115,412)
Net cash provided by (used in) investing activities	(14,432)	498,450

Cash flows from financing activities
Issue of common shares, net of issuance costs	69,652	--
Net cash provided by financing activities	69,652	--

Increase in cash and cash equivalents	16,166	463,397

Cash and cash equivalents, beginning of year	474,187	10,790

Cash and cash equivalents, end of year	$ 490,353	$ 474,187

Supplemental disclosure with respect to cash flows
Cash paid during the year for interest	$ --	$ --
Cash paid during the year for income taxes	--	--
The components of cash and cash equivalents are as follows:
Cash	$ 24,585	$ 4,362
Bonds	89,201	88,048
Bankers acceptance	376,567	381,777

	$ 490,353	$ 474,187

Supplemental disclosure relating to non-cash investing and financing activities (note 7)

The accompanying notes are an integral part of these consolidated financial statements..

QUARTZ MOUNTAIN RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in United States dollars)

July 31, 2003

1.

Continuing Operations

Quartz Mountain Resources Ltd. (the "Company") is a Canadian company incorporated in British Columbia.  The Company is primarily engaged in the acquisition and exploration of mineral properties.

These consolidated financial statements are prepared in accordance with accounting principles applicable to a going concern.  The Company is in the exploration stage and has not, as yet, achieved commercial production.  The continuing operations of the Company and the recoverability of the amounts shown for interests in mineral properties are dependent upon the continued support from the Company's significant shareholders, the existence of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, on the outcome or timing of legislative or regulatory developments relating to environmental protection, and on future profitable operations or proceeds from the disposition thereof.

The Company's working capital at July 31, 2003, is sufficient to meet the Company's objectives as presently planned.  Management recognizes that the Company must generate additional resources to enable it to continue operations.  Management's plans also include consideration of alliances or other partnership agreements with entities interested in and with resources to support the Company's exploration and development objectives, or other business transactions which would generate sufficient resources to assure continuation of the Company's operations and exploration and development program.  However, there can be no assurances that the Company will achieve profitability or positive cash flows.

If the Company is unable to obtain adequate additional financing or enter into business alliances, management will be required to curtail the Company's operations and exploration and development activities.

2.

Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada.

(a)

Principles of Consolidation - The consolidated financial statements include the accounts of the Company, Quartz Mountain Gold Inc., a wholly-owned subsidiary incorporated in the State of Nevada, and the latter company's wholly-owned subsidiary, Wavecrest Resources Inc. ("Wavecrest"), a company incorporated in the State of Delaware.

All significant inter-company transactions have been eliminated.

(b)

Cash and Cash Equivalents - Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

(c)

Financial Instruments - The Company's financial instruments consist of cash and cash equivalents, receivable and accounts payable.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

QUARTZ MOUNTAIN RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in United States dollars)

July 31, 2003

2.

Significant Accounting Policies (continued)

(d)

Interests in Mineral Properties - Property acquisition costs and, exploration and development costs are capitalized until the property to which they relate is placed into production, sold, abandoned or management has determined there to be an impairment in value.  These costs are to be charged to future operations on a unit-of-production basis following commencement of production using estimated recoverable reserves of the property as a base or written off if the property is sold, abandoned or where there is an impairment in value.  Proceeds received on options for mineral properties are credited against mineral property acquisition costs, and exploration and development costs of the related mineral properties.

On an on-going basis, the Company evaluates each property based on results to date to determine the nature of exploration and development work that is warranted in the future.  If there is little prospect of further work on a property being carried out, the deferred costs related to that property are written down to the estimated amount recoverable.

(e)

Use of Estimates - The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to the determination of impairment of assets, reclamation obligations and rates for amortization.  Actual results could differ from those estimates.

(f)

Translation of Foreign Currencies - Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the rate in effect at the time of acquisition or issue.  Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions.  Gains or losses arising on currency translation are included in operations in the year they occur.

(g)

Future Income Taxes - Future income taxes are recorded using the asset and liability method.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

(h)

Share Capital - Shares issued for other than cash consideration are recorded at the fair market value based upon the trading price of the shares on the date the agreement to issue the shares was reached.

(i)

Stock-based compensation - Effective August 1, 2002, the Company adopted CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. For fiscal years beginning after January 1, 2004, direct awards of stock granted to employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.   During the current year, no stock options were granted.

QUARTZ MOUNTAIN RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in United States dollars)

July 31, 2003

2.

Significant Accounting Policies (continued)

(j)

Earnings per Share - The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average price during the period.

Basic earnings per share is calculated using the weighted-average number of shares outstanding during the year.

(k)

Comparative Figures - Where necessary, prior year figures have been reclassified to conform with current year's presentation.

3.

Mineral Property Interests

	Years Ended July 31,
	2003	2002

Newton Hill Property, British Columbia (a)
Acquisition costs
Balance, beginning of year	$ 1,271	$ 1,271
Written-off during the year	(1,271)	--
Balance, end of year	$ --	$ 1,271

Ample-Goldmax Property, British Columbia (b)
Acquisition costs
Balance, beginning of year	$ --	$ --
Incurred during the year	12,915	--
Balance, end of year	$ 12,915	--
Exploration costs
Balance, beginning of year
Geological	8,086	--
Balance, end of year	$ 8,086	--
Total Mineral property interests	$ 21,001	$ 1,271

(a)

The Company entered into an option agreement to acquire a 100% interest of the Newton Hill property consisting of 500 hectares south west of Williams Lake in the Clinton Mining District in British Columbia.  To earn its interest in the property, the Company had to have issued a total of 100,000 common shares (25,000 issued to date) issued in six month intervals.  The acquisition was also subject to a net smelter returns royalty of 2%.  During the current year, the Company terminated its option, and accordingly, wrote-off its interest in the amount of $1,271.  The Company has no further obligations under the option agreement.

QUARTZ MOUNTAIN RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in United States dollars)

July 31, 2003

3.

Mineral Property Interests (continued)

(b)

During the current year, the Company entered into a Letter Option Agreement to acquire a 100% interest in the Ample-Goldmax Mineral Claims located in the Lillooet Mining Division, British Columbia.  The Company paid the optionors Cdn$10,000 at the time of signing and issued 25,000 common shares on the date of regulatory approval, and are issuing 25,000 common shares every three months thereafter for a period of three years, at the discretion of the Company.  Share payments of 75,000 common shares have been issued to date with an additional 25,000 common shares issued subsequent to year end.  Cash payments of Cdn$25,000 are due on the first anniversary and Cdn$50,000 on the second anniversary of the approval date.  A Cdn$100,000 work program within 24 months is also required.

(c)

During the year ended July 31, 2002, the Company disposed of the Quartz Mountain property in Lake County, Oregon.  The Company entered into negotiations with Seabridge Resources Inc.  "Seabridge" to sell 100% of the Company's title, right and interest in the Quartz Mountain property. In consideration for the title, right and interest in the property, Seabridge:

(i)

issued 300,000 common shares of Seabridge to the Company;

(ii)

issued 200,000 common share purchase warrants of Seabridge to the Company exercisable by the Company at Cdn$0.90 for a period of two years;

(iii)

paid US$100,000 to the Company;

(iv)

will pay a 1% Net Smelter Return royalty to the Company on any production from the property.

During the period subsequent to the sale of the Quartz Mountain property, the Company held the 300,000 common shares of Seabridge at a book value of $95,506, which it received pursuant to the sale of the Company's interest in the Quartz Mountain property in Oregon. The Company sold the 300,000 shares received on the sale of the property and the 200,000 shares acquired at Cdn$0.90 each upon exercise of 200,000 share purchase warrants for a gain of sale on the shares of $302,942, and a gain on the sale of the mineral property interest of $195,505.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties.  The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

4.

Share Capital

	Number of Shares	Amount
Balance, July 31, 2001	8,572,204	$ 20,298,625
Issued for mineral property interest	25,000	1,271
Balance, July 31, 2002	8,597,204	20,299,896
Issued for mineral property interests	75,000	6,569
Private placement, less share issue costs (b)	711,111	40,895
Warrants exercised for cash	260,000	19,265
Balance, July 31, 2003	9,643,315	$ 20,366,625

(a)

There were no stock options outstanding at July 31, 2003, 2002 and 2001.

QUARTZ MOUNTAIN RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in United States dollars)

July 31, 2003

(b)

On December 2, 2002, the Company issued 711,111 units at a price of CDN$0.1125 for gross proceeds of $CDN80,000.  Each unit is comprised of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase a further common share exercisable until December 2, 2004 at a price of $CDN 0.15 per common share.  The Company incurred professional fees of $793 in connection with this share issuance.  The share purchase warrants issued as part of this private placement, have been recorded at a fair value of $9,492 and are included in contributed surplus.

(c)

The Company has a Stock Incentive Plan adopted in October, 1987  The plan consists of a Share Option Plan, a Share Bonus Plan, and a Share Purchase Plan, the terms of which, as amended, are described below:

Under the Current Share Option Plan, participants, who are to be directors and employees of the Company and who, in the opinion of the Board of Directors, are in a position to contribute to the Company's success or are worthy of special recognition, may be granted options to purchase common shares of the Company at a price per share not less than the fair market value of the shares on the date of the grant of the option.  No option is exercisable until it has vested according to a vesting schedule specified by the Board of Directors at the time of the grant of the option.  An option is exercisable for any period specified by the Board of Directors at the time of the grant of the option up to a maximum of five years after the date of grant.  The plan authorizes the grant of options to acquire up to 200,000 shares.

Under the Current Share Bonus Plan the Board of Directors may issue common shares to full-time employees in respect of meritorious service.  The maximum number of shares that may be issued under the plan in any calendar year may not exceed, in the aggregate, 0.5% of the total number of shares that were issued and outstanding at the end of the preceding calendar year.  Up to 30,000 shares have been reserved for issuance under the Share Bonus Plan.

Under the Current Share Purchase Plan, participants, who are to be full-time employees and have one year of continuous service, may contribute up to 10% of their annual basic salary to the plan for the purpose of purchasing common shares of the Company.  The Company will contribute an amount equal to one-sixth of the participant's contribution during the first year of participation and one-third in subsequent years.  At the end of each calendar quarter participants are issued common shares based on the contributions made to date, with delivery of the shares to the participants six months after issue.

No shares have been issued under any of these plans.

5.

Related Party Transactions

During the year, the Company entered into the following transactions with related parties:

(a)

The Company has paid $17,010 (2002 - $11,004) to a private company, for rent and administrative services, professional fees, and geological costs of which two of the directors of the Company are directors.  During the year ended July 31, 2003, the private company completed a private placement of 711,111 units comprised of one common share and one share purchase warrant at a price of Cdn$0.1125 per unit.

(b)

The Company has paid $2,065 (2002 - $Nil) for consulting services to a director and $3,863 (2002 - $4,423) in legal fees to a law firm in which a director is a partner.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements.  These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

QUARTZ MOUNTAIN RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in United States dollars)

July 31, 2003

6.

Income Taxes

At July 31, 2003, the Company had estimated income tax losses available for application against future years' taxable income of approximately $9,400,000 in the United States and $2,560,000 in Canada, which, if unused, will predominantly expire between fiscal years ending 2004 and 2022.  The Company also has resource allowance expenditures and capital asset deductions of approximately $3,546,000 and $113,000, respectively, which carry forward indefinitely.  Because of the uncertainty regarding the Company's ability to utilize these amounts in future years, an allowance equal to the amount of the tax asset relating to these amounts has been provided.  Consequently, the income tax benefits resulting from the utilization of these amounts will be recognized in the year in which they are realized for tax purposes.

A reconciliation of income tax expense at the statutory rate of 37.62% (2002:42.6%) with reported taxes is as follows:

	2003	2002
Income before income taxes	$ 15,971	$ 459,843

Income taxes at statutory rates	6,005	195,893
Recognized benefit of non-capital losses	(6,005)	(31,366)
Reduction of taxes due to capital gain	--	(64,527)
Reduction of taxes due to resource allowance	--	(100,000)
	$ --	$ --

Amounts of future tax assets and liabilities are as follows:

	2003	2002
Tax benefit of:
Losses carried forward	$ 4,260,000	$ 4,132,000
Resource allowance	1,255,000	1,501,000
Capital assets	40,400	48,140
Valuation allowance	(5,555,400)	(5,681,140)
	$ --	$ --

7.

Supplemental Disclosure Relating to Non-Cash Investing and Financing Activities

	2003	2002

Issuance of share capital for mineral property interest	$ 6,569	$ 1,271
Investment in shares	--	95,506

8.

Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly in deciding how to allocate resources and in assessing performance.  The Company evaluates performance based on several factors, of which the primary financial measure is business segment income before taxes.  As of July 31, 2003, all of the Company's assets and operations are located in Canada, principally in the resource industry.

QUARTZ MOUNTAIN RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in United States dollars)

July 31, 2003

9.

Subsequent Event

Subsequent to the year-end, the Company issued 25,000 common shares in conjunction with the Ample - Goldmax Mineral Claims option agreement (Note 3).

Subsequent to July 31, 2003, the Company cancelled the Share Option Plan, Share Bonus Plan and Share Purchase Plan as described in note 4 (c).  These plans were originally set up pursuant to the rules of the Toronto Stock Exchange.  The Company is currently in the process of adopting a new stock option plan pursuant to the rules of the TSX Venture Exchange.

QUARTZ MOUNTAIN RESOURCES LTD.

QUARTERLY REPORT

July 31, 2003

Schedule C:

Management's Discussion and Analysis or Plan of Operation

Results of Operations

Years ended July 31, 2003 and July 31, 2002

The principal factors contributing to the difference between the earnings of $15,971 for the year ended July 31, 2003, and the earnings of $459,843 for the year ended July 31, 2002, include:

-

An increase in regulatory and transfer agent expense from $8,076 in fiscal 2002 to $17,023, due to the fees related to mineral property interests, stock exchange fees and other securities' fees;

-

A decrease in land maintenance fees from $6,700 in fiscal 2002 to $ Nil in fiscal 2003 due to the sale of the Quartz Mountain property in Oregon;

-

Foreign exchange gains on accounts payable of $40,487 during the year;

-

A gain on disposal of $195,505 of the Quartz Mountain property in Oregon in fiscal 2002 compared to a write-down of the Newton Hill property of $1,271 in fiscal 2003, and

-

A gain on disposal of investment in shares of $302,942, with no comparative gain in fiscal 2003.

Liquidity and Capital Resources

At July 31, 2003, Quartz's cash equivalents amounted to $490,353, an increase of $16,166 from the prior year-end.  The major contributors to the change in net cash position during the year ended July 31, 2003, were:

-

Operating expenses, which utilized cash of $39,054; and

-

A financing of 711,111 common shares at a price of Cdn$0.1125 per share to provide $69,652 to the treasury

Quartz retains a 1% Net Smelter Returns royalty ("NSR") in the Quartz Mountain Property which it sold during the year ended July 31, 2002.  The Company does not expect to generate revenue from operations for several years from the Quartz Mountain Property (1% NSR), and it is not known at this time if or when any mining would commence on this property.  Currently, the size of the property is limited to 67 unpatented mining claims essential to the property and leased land contiguous to these claims.  Seabridge Resources Ltd, the purchaser, is responsible for all costs relating to the Quartz Mountain Property and Quartz's interest in the property will be limited to any future NSR that would be forthcoming if or when any mining commences on the Quartz Mountain Property.

In fiscal 2002, Quartz entered into an option to acquire 100% of the Newton Hill property, consisting of 500 hectares south west of Williams Lake in the Clinton Mining District in British Columbia.  To earn an interest in the property, Quartz must issue an aggregate of 100,000 common shares (25,000 issued) every six months.  The acquisition is also subject to a net smelter returns royalty of 2% and had an acquisition cost of $1,271 which was written off during fiscal 2003.

In fiscal 2003, Quartz entered into a Letter Option Agreement to acquire a 100% interest in the Ample-Goldman Mineral Claims located in the Lillooet Mining Division, British Columbia.  Quartz paid the optionors Cdn$10,000 at the time of signing and has issued 25,000 common shares on the date of regulatory approval, and every three months thereafter for a period of three years (75,000 issued), at the discretion of the Company.  Cash payments of Cdn$25,000 are due on the first anniversary and Cdn$50,000 on the second anniversary of the approval date.  A Cdn$100,000 work program within 24 months is also required.

With the acceptance of the above transaction by the TSX Venture Exchange, Quartz completed its reactivation.  The inactive status of the Company was removed effective at the opening on January 29, 2003.  Effective at the opening on January 29, 2003, the Company's trading symbol changed from YQZ.T to YQZ.

QUARTZ MOUNTAIN RESOURCES LTD.

QUARTERLY REPORT

July 31, 2003

During the year ended July 31, 2003, Quartz also entered into a non-brokered private placement of 711,111 units at Cdn$0.1125 per unit with Hunter Dickinson Inc., a private company.  Each unit will consist of one common share and one share purchase warrant, one warrant entitling the holder to purchase one common share of Quartz at Cdn$0.15 per share during the 24 months subsequent to closing of the placement.  During the year ended July 31, 2003, 260,000 warrants were exercised at a price of $0.10 per common share, for total proceeds of Cdn$26,000.  At July 31, 2002, share subscriptions were outstanding of Cdn$7,529 relating to a previous private placement.

The Company currently has sufficient working capital to fund administrative costs for the next twelve months along with the limited exploration programs on the mineral properties that it has acquired in British Columbia.  Additional working capital will be required to fund any major exploration undertaken on its current exploration properties.  Quartz does not have the funding at this time to acquire a major acquisition, but has adequate funding to maintain its existing properties in good standing.  Quartz does not expect to generate revenue from operations for several years on its mineral property interests and it is not known at this time if or when mining will commence.  The mineral property interests are in the exploration stages and the Company does not have sufficient capital to fully explore, and if warranted, develop any of its mineral holdings.

The mining industry is capital intensive and there can be no certainty that the Company's existing cash balances or the proceeds from the sale of its common shares will provide sufficient funds for all of the cash requirements.  Should the need arise, the Company may pursue other financing options or rely on joint venture partners to supply some of the funds required to explore and develop its properties.  There is no assurance that Quartz will be successful in obtaining the funds it may require for its programs or that the terms of any financing obtained will be acceptable.

At this time, the Company does not have any unused banking commitments or lines of credit, which could provide additional working capital.  Any new acquisition must rely on new sources of financing such as the sale of common shares which will provide working capital.

The Company concentrated on reducing the level of its general and administrative expenses in 2002.  The largest expenditure for 2003 were administration costs, legal fees, audit fees and transfer agent fees.  Quartz continues to review mineral properties to determine whether there are any properties of merit that could be financed by the Company and Quartz should be able to continue to maintain this level of reduced administrative overhead in the next year by sharing office space and management with other companies.

Accounting Principles

The above discussion of results of operations is based on its audited consolidated financial statements for the years ended July 31, 2003 and 2002, included herein, which are prepared using accounting principles generally accepted in Canada.

Inflation and Price Changes

Inflation is not expected to have a material impact on operations beyond the general impact on all businesses such as higher costs of materials, services and wages.  Inflation could affect both future costs and the royalties Quartz could realize from the sale of future gold production.

SIGNATURES

In accordance with the requirements of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUARTZ MOUNTAIN RESOURCES LTD.

(Registrant)

Date:

December 22, 2003

By:

“David S. Jennings”

                                                                                                                               David S. Jennings

President and Chief Executive Officer